Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

April 27, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Allison White

RE:	Post-Effective Amendment No. 109 (“Amendment”) to the Registration Statement on Form N-1A of Deutsche Variable Series II (“Registrant”); (Reg. Nos. 033-11802 and 811-05002)

Dear Ms. White:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephonic conference on March 4, 2016 in regards to the above-captioned Amendment for the Registrant filed with the SEC on February 12, 2016.

The Staff’s comments are summarized below, followed by the Registrant’s responses:

I. Expense Waiver/Reimbursement Arrangements

All Funds:

1.        Comment: Please confirm that contractual expense waiver/reimbursement arrangements reflected in a Fund’s fee table will extend for at least one year from the effective date of a Fund’s Prospectus.

Response: The Registrant confirms that the expense waiver/reimbursement arrangements reflected in each relevant Fund’s fee table will extend for at least one year from the effective date of its Prospectus.

2.       Comment: Please explain whether the contractual or voluntary expense waiver/reimbursement arrangements reflected in a Fund’s prospectus provide for the recoupment of fees beyond the period. If such expense waiver/reimbursement provides for such recoupment, please add appropriate disclosure to a Fund’s prospectus.

Response: Each Fund’s contractual and voluntary expense waiver/reimbursement arrangements do not provide for the recoupment of fees.

II. Principal Investment Strategies and Main Risks

Deutsche Alternative Asset Allocation VIP:

3.        Comment: Please explain the meaning of the term “Alternative” in the Fund’s name and whether such term would require an 80% investment policy under Rule 35d-1under the Investment Company Act of 1940.

Response: The term “Alternative” as used in the Fund’s name connotes types of investment strategies that the underlying funds in which the Fund invests may utilize as opposed to types of investments. Therefore, Registrant believes Rule 35d-1 should not apply.

4.        Comment: Please add a description in the “Principal Investment Strategy” section of the Fund’s prospectus to the “currency and interest rate strategies” referenced in the “Derivatives” disclosure.

Response: The Registrant confirms that appropriate disclosure has been added to the Fund’s prospectus.

5.         Comment: Please explain in plain English each investment strategy identified in the “Management process” section.

Response: The disclosure has been revised to add further description of the investment strategies to which the Fund allocates its assets.

6.         Comment: Please explain what is meant by the phrase “other alternative strategies” in the “Management process” section of the Fund’s prospectus and confirm that all principal investment strategies are described in the “Principal Investment Strategy” section of the Fund’s prospectus.

Response: The Registrant has deleted the phrase “other investment strategies” and confirms that all principal investment strategies are described in the “Principal Investment Strategies” section of the Fund’s prospectus.

7.         Comment: Confirm that each underlying fund risk included in the “Main Risks” section of the Fund’s prospectus is a principal risk of the Fund.

Response: The Registrant has reviewed and revised the “Main Risks” section and believes that the Fund’s disclosures accurately describe the Fund’s principal risks.

8.         Comment: Add disclosure to define how the Fund defines “emerging markets” and “frontier markets.”

Response: The Fund defines “emerging markets” and “frontier markets” using the same definitions as the underlying funds that invest primarily in these markets. The definitions used by the underlying funds are included in the “Fund Details” section of the Fund’s prospectus.

9.         Comment: Clarify the target allocation of the Fund in relation to the stated target allocation of the Blended Index.

Response: The Fund does not maintain any target allocations for the investment strategies among which it allocates its assets. The Blended Index is intended to be an additional comparative index as allowed by Item 4 and Item 27 of Form N-1A.

Deutsche Global Income Builder VIP:

10.       Comment: Please advise if the Fund invests in contingent convertible bonds.

Response: The Registrant confirms that the Fund does not invest in contingent convertible bonds.

11.       Comment: Please disclose specific risks associated with mortgage and asset-backed securities.

Response: As debt securities, these types of securities are subject to “Interest rate risk,” “Credit risk,” “Prepayment and extension risk” and other risks described in the “Main Risks” section of the prospectus. In addition, further discussion of the risks associated with each of these types of investments appears under the headings “Asset-backed Securities,” “Mortgage-backed Securities” and “Variable and Floating Rate Instruments,” respectively, in Part II of the Fund’s Statement of Additional Information.

12.       Comment: Please disclose specific criteria that the Fund uses to determine if an investment is “foreign.”

Response: The Registrant confirms that an investment is considered to be an investment in a foreign security or foreign investment if the issuer is organized or located outside the US or is doing a substantial amount of business outside of the US. An issuer that derives at least 50% of its revenue from business outside the US or has at least 50% of its assets outside the US will be considered to be doing a substantial amount of business outside the US. Such disclosure has been added to the Fund’s prospectus.

Deutsche Global Equity VIP:

13.      Comment: “Global” is used to describe how investments are tied economically to countries around the world. Please discuss the test that the Fund uses for “global” given that the Fund has “Global” in its name.

Response: With regard to the requirement that the Fund normally have at least 40% of its net assets in foreign investments, the Fund has adopted the following responsive non-fundamental policy which is disclosed in the Fund’s prospectus: “Under normal conditions, the fund will have investment exposure to at least three countries and combined direct and indirect exposure to foreign securities, foreign currencies and other foreign investments (measured on a gross basis) equal to at least 40% of the fund’s net assets.” For purposes of this non-fundamental policy, an investment is considered to be an investment in a foreign security or foreign investment if the issuer is organized or located outside the US or is doing a substantial amount of business outside of the US. An issuer that derives at least 50% of its revenue from business outside the US or has at least 50% of its assets outside the US will be considered to be doing a substantial amount of business outside the US. The Fund notes that as of December 31, 2015, it had approximately 50.8% of its net assets invested in foreign equities.

Deutsche Global Growth VIP:

14.      Comment: “Global” is used to describe how investments are tied economically to countries around the world. Please discuss the test the Fund uses for “global” given that the Fund has “Global” in its name.

Response: With regard to the requirement that the Fund normally have at least 40% of its net assets in foreign investments, the Fund has adopted the following responsive non-fundamental policy which is disclosed in the Fund’s prospectus: “the fund will generally invest in at least three different countries and will normally have investment exposure to foreign securities, foreign currencies and other foreign investments equal to at least 40% of the fund’s net assets.” For purposes of this non-fundamental policy, an investment is considered to be an investment in a foreign security or foreign investment if the issuer is organized or located outside the US or is doing a substantial amount of business outside of the US. An issuer that derives at least 50% of its revenue from business outside the US or has at least 50% of its assets outside the US will be considered to be doing a substantial amount of business outside the US. The Fund notes that as of December 31, 2015, it had approximately 55.8% of its net assets invested in foreign equities.

15.      Comment: The Fund states that “Under normal circumstances, the Fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stock and other equities of companies throughout the world that portfolio management considers to be “blue chip” companies; it also states that assets will be allocated into two sleeves: a global large cap growth sleeve and a global small cap growth sleeve. Please clarify that the Fund can meet the 80% blue chip policy in light of the presence of a small cap sleeve.

Response: Registrant confirms that the global small cap growth sleeve is effectively limited to no more than 20% of the Fund’s net assets in light of the Fund’s 80% blue chip investment policy. Consequently, Registrant expects that the 80% blue chip investment policy will be satisfied through investments in the Fund’s global large cap growth sleeve. The Registrant notes that the Fund’s disclosure states that the allocations among the global large cap growth sleeve and global small cap growth sleeve are subject to the Fund’s 80% investment policy.

16.       Comment: Confirm that “The fund may invest up to 5% of total assets in junk bonds” is appropriate in the principal investment strategy section.

Response: Registrant confirms that this disclosure has been moved to “Fund Details” (Item 9).

17.       Comment: Clarify why “Interest rate risk” and “Credit risk” are included in an equity fund.

Response: “Interest rate risk” and “Credit risk” are included because the Fund may invest a portion of its assets in fixed income securities. Registrant confirms that these disclosures have been moved to “Fund Details” (Item 9).

Deutsche Large Cap Value VIP:

18.       Comment: Please add disclosure indicating that the Fund will not invest in a single industry in excess of 25% of its assets and add clarifying disclosure relating to a sector.

Response: Registrant has a policy in its Statement of Additional Information indicating the Fund’s intention not to concentrate in an industry. The “Main Investments” section of the Fund’s prospectus indicates that a sector is comprised of two or more industries.

Deutsche Unconstrained Income VIP:

19.       Comment: Please disclose specific risks associated with mortgage and asset-backed securities.

Response: As debt securities, these types of securities are subject to “Interest rate risk,” “Credit risk,” “Prepayment and extension risk” and other risks described in the “Main Risks” section of the prospectus. In addition, further discussion of the risks associated with each of these types of investments appears under the headings “Asset-backed Securities,” “Mortgage-backed Securities” and “Variable and Floating Rate Instruments,” respectively, in Part II of the Fund’s Statement of Additional Information.

20.       Comment: What is the Fund’s dollar-weighted effective average portfolio maturity as of December 31, 2015?

Response: As of December 31, 2015, the Fund had a dollar-weighted effective average portfolio maturity of 7.86 years.

21.       Comment: Consider relocating the following disclosure from Item 9, where it currently appears, to Item 4 for the Fund: “Because the fund may invest in fixed income securities of varying maturities, the fund’s dollar-weighted average effective portfolio maturity will vary. As of December 31, 2015, the fund had a dollar-weighted average effective portfolio maturity of 7.86 years. In determining the dollar-weighted average effective portfolio maturity, portfolio management uses a security’s stated maturity or, if applicable, an earlier date on which portfolio management believes it is probable that the security will be repaid pursuant to a maturity shortening feature of the security. Portfolio management might use a security’s effective maturity where, for example, market conditions favor a buyer exercising a put option (i.e., an option to sell a bond back to the issuer prior to its maturity) or an issuer exercising a call option (i.e., an option to redeem a bond prior to its maturity) or a principal prepayment provision (i.e., a provision allowing an issuer to repay principal before the stated maturity date). A security’s effective maturity can be substantially shorter than its stated maturity.”

Response: Registrant confirms that it has added disclosure to the Fund’s summary section regarding the fund’s dollar-weighted average effective portfolio maturity.

All funds

22.        Comment: Please update index reconstitution dates, as appropriate.

Response: The Registrant confirms that this information has been updated.

23.       Comment: For all Funds that may invest in fixed-income instruments, please clarify in the Fund’s prospectus whether it follows any specific policies on maturity or duration. If no policies apply to a Fund, please add disclosure that indicates that a Fund may invest across various maturities and/or duration.

Response: The requested disclosure has been added.

24.       Comment: Consider whether the risk disclosure relating to high yield or “junk” bonds within “Credit risk” should be included in a separate high yield risk.

Response: The Registrant has reviewed the disclosure and believes it is appropriate for each applicable Fund’s circumstances. The Registrant notes that a Fund that may invest in high yield securities to a significant degree includes a separate “High yield debt securities risk” in its prospectus disclosure.

25.       Comment: Consider whether the risk disclosure is appropriate given each Fund’s principal investment strategy. For example, risk disclosure relating to “Senior loan risk” is included in the summary section for a number of Funds, but the principal investment strategy does not specify that the Fund will invest in senior loans. Please also consider for “Commodities-related investments risk,” “Gold-related investments risk,” “IPO risk,” “Short sale risk,” “Value investing risk” and “Growth investment risk.”

Response: The Registrant has reviewed the risk disclosures in light of the Staff’s comment. The Registrant has made some revisions and believes that the risk disclosures are appropriate for each Fund in light of each Fund’s principal investment strategies.

26.       Comment: Please review how the prospectus disclosure for each Fund describes the actual derivative instruments that the portfolio intends to use to achieve its investment objective. Also, consider revising the second paragraph of the “Derivatives” section as this disclosure may be confusing. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Registrant believes that each Fund’s disclosure, as applicable, regarding the use of derivatives is appropriate in light of each Fund’s circumstances and has been appropriately updated to reflect the current use of derivatives, as applicable.

27.       Comment: Please explain how derivatives are valued for purposes of the Fund’s 80% test (e.g. notional or market value). This comment applies to any Fund that has a Rule 35d-1 test and that may invest in derivatives.

Response: For purposes of each applicable Fund’s 80% investment policy, the Fund currently values its derivative positions based upon the marked-to-market value of each position.

28.        Comment: Please confirm that each Fund that invests in total return swaps and/or credit default swaps complies with the segregation requirements set forth in Release 10666 and related SEC guidance. Also, confirm that when a Fund sells a credit default swap, the Fund calculates the segregation amount based on the notional value of the credit default swap sold.

Response: Registrant notes disclosure included in the section entitled “Asset Segregation” contained in “Appendix II-G — Investment Practices, Techniques, and Risks” of the Funds’ SAI. Specifically, the disclosure provides the following: “Certain investment transactions expose a fund to an obligation to make future payments to third parties. Examples of these types of transactions include, but are not limited to, reverse repurchase agreements, short sales, dollar rolls, when-issued, delayed-delivery or forward commitment transactions and certain derivatives such as swaps, futures, forwards, and options. To the extent that a fund engages in such transactions, a fund will (to the extent required by applicable law) either (1) segregate cash or liquid assets in the prescribed amount or (2) otherwise “cover” its future obligations under the transaction, such as by holding an offsetting investment. If a fund segregates sufficient cash or other liquid assets or otherwise “covers” its obligations under such transactions, a fund will not consider the transactions to be borrowings for purposes of its investment restrictions or “senior securities” under the 1940 Act, and therefore, such transactions will not be subject to the 300% asset coverage requirement under the 1940 Act otherwise applicable to borrowings by a fund.” In addition, the Registrant confirms that when a Fund sells a credit default swap, the Fund determines the segregation amount based on the notional value of the contract, which would equal the Fund’s future obligations under the transaction.

III. General:

All Funds:

29.       Comment: Registrant’s Item 4 disclosure should summarize Item 9 disclosure.

Response: Registrant believes the current disclosure is responsive to the requirements of Form N-1A.

30.       Comment: The “For More Information” section of the Fund’s prospectus includes the following sentence: “This prospectus doesn’t tell you about every policy or risk of investing in the fund.” Please confirm that the prospectus describes all principal strategies and risks of investing in the Fund.

Response: Registrant confirms that the prospectus describes all principal strategies and risks of investing in a Fund.

31.        Comment: Under “Important Information About Buying and Selling Shares” in the Fund’s prospectus, the seventh bullet point indicates that the Fund may rescind any purchase order. Please describe the timeframe for a rescission of a purchase order (e.g., within how many days may a purchase order be rescinded).

Response: The Fund does not have a specified timeframe but reserves the right to rescind or cancel an order in cases of fraud or violations of stated policies including those related to trading limits or market timing, among others.

32.       Comment: Consider whether the Statement of Additional Information should include each applicable Fund’s 80% investment policy?

Response: Each Fund’s 80% investment policy is disclosed in the Fund’s prospectus to the extent applicable. Policies in the Statement of Additional Information are in addition to those disclosed in a Fund’s prospectus.

IV. Other

All Funds: Class B Prospectus.

33.       Comment: Same comments as for the Class A Prospectus, to the extent applicable.

Response: Registrant confirms that all comments made in the Class A prospectus, have been addressed in the Class B prospectus, to the extent applicable.

In connection with the above-referenced filing by the Registrant, Registrant acknowledges that: (1) Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (2) SEC staff comments or changes to disclosure in response to SEC staff comments to the Amendment do not foreclose the SEC from taking any action with respect to the Amendment; and (3) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

/s/Caroline Pearson

Caroline Pearson

Managing Director

Deutsche Investment Management Americas Inc.

cc: John Marten, Esq., Vedder Price P.C.